FORM:1 CHANGE IN OUTSTANDING AND RESERVED SECURITIES

WHEN TO FILE:	Within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred (including a reduction in such number that results from a cancellation or redemption of securities). If no such change has occurred, a nil report should be filed.

HOW:	For Companies Reporting to TSX – Toronto Office:
Via fax to 416-947-4547 or via email to advisoryaffairs@tsx.com
For Companies Reporting to TSX – Montreal Office:
Via fax to 514-788-2421 or via email to advisoryaffairs@tsx.com

QUESTIONS:	For Companies Reporting to TSX – Toronto Office:
Email advisoryaffairs@tsx.com or contact the TSX Reporting Agent who is responsible for the Company (based on the first letter of the Company’s name), as follows:

Company Name        Phone
A - K                       416-947-4538

L - Z                       416-947-4616

For Companies Reporting to TSX – Montreal Office:
Call 514-788-2451

NOTE:	The Company may customize the form to ensure that the charts below contain all applicable information relating to the issuer. Each share compensation arrangement which involves the issuance of treasury securities must have its own chart.

This Form replaces the “Changes in Capital Structure” form.

Although the Closing Issued and Outstanding Share Balance figure to be entered on the last line of Section A of this Form will be posted on the TSX website, no other information provided by the Company in this Form will be made available for public view.

Form:1            Company Name:      Rubicon Minerals Corporation                Stock Symbol:     RMX
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------

                 Change in Outstanding and Reserved Securities
------------------
                 ----------------------------------------------------------------------------------------------
                                                                             # of Shares         Balance
                 Issued and Outstanding Share Summary*
                 ----------------------------------------------------------------------------------------------
                 Issued and Outstanding - Opening Balance*                    52,763,019
                 ----------------------------------------------------------------------------------------------
                 ----------------------------------------------------------------------------------------------
Add:             Stock Options Exercised                                          60,000      52,823,019
                 ----------------------------------------------------------------------------------------------
                 ----------------------------------------------------------------------------------------------
                 Share Purchase Plan
                 ----------------------------------------------------------------------------------------------
                 ----------------------------------------------------------------------------------------------
                 Dividend Reinvestment Plan
                 ----------------------------------------------------------------------------------------------
                 ----------------------------------------------------------------------------------------------
                 Exercise Warrants                                                10,000      52,833,019
                 ----------------------------------------------------------------------------------------------
                 ----------------------------------------------------------------------------------------------
                 Private Placement
                 ----------------------------------------------------------------------------------------------
                 ----------------------------------------------------------------------------------------------
                 Conversion
                 ----------------------------------------------------------------------------------------------
                 ----------------------------------------------------------------------------------------------
                 Other Issuance (provide description)
                 ----------------------------------------------------------------------------------------------
                 ----------------------------------------------------------------------------------------------
Subtract:        Issuer Bid Purchase
                 ----------------------------------------------------------------------------------------------
                 ----------------------------------------------------------------------------------------------
                 Redemption
                 ----------------------------------------------------------------------------------------------
                 ----------------------------------------------------------------------------------------------
                 Other Cancellation (provide description)
                 ----------------------------------------------------------------------------------------------
                 ----------------------------------------------------------------------------------------------
                 Closing Issued and Outstanding Share Balance*                52,833,019
---------------------------------------------------------------------------------------------------------------

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

---------------------------------------------------------------------------------------------------------------
                 Reserved for Share Compensation arrangements                # of Shares         Balance
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
A.               Share Purchase Plans and / or Agreement(s)
                 ----------------------------------------------------------------------------------------------
                 ----------------------------------------------------------------------------------------------
                 NAME OF PROGRAM:
                 ----------------------------------------------------------------------------------------------
                 ----------------------------------------------------------------------------------------------
                 Opening Reserve for Share Purchase Plan / Agreement
                 ----------------------------------------------------------------------------------------------
                 ----------------------------------------------------------------------------------------------
                 Additional Shares Listed Pursuant to the Plan (ADD)
                 ----------------------------------------------------------------------------------------------
                 ----------------------------------------------------------------------------------------------
                 Shares Issued from Treasury (SUBTRACT)
                 ----------------------------------------------------------------------------------------------
                 Closing Reserve for Share Purchase Plan
                 ----------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
B.               Dividend Reinvestment Plan (DRIP)-- for shareholders        # of Shares         Balance
                 ----------------------------------------------------------------------------------------------
                 NAME OF PROGRAM:
                 ----------------------------------------------------------------------------------------------
                 ----------------------------------------------------------------------------------------------
                 Opening Reserve for Dividend Reinvestment Plan
                 ----------------------------------------------------------------------------------------------
                 ----------------------------------------------------------------------------------------------
                 Additional Shares Listed Pursuant to the Plan (ADD)
                 ----------------------------------------------------------------------------------------------
                 ----------------------------------------------------------------------------------------------
                 Shares Issued (SUBTRACT)
                 ----------------------------------------------------------------------------------------------
                 Closing Reserve for Dividend Reinvestment Plan
                 ----------------------------------------------------------------------------------------------

Form:1            Company Name:      Rubicon Minerals Corporation                Stock Symbol:     RMX
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------

                  Reserved for Share Compensation Arrangements
---------------------------------------------------------------------------------------------------------------
C.               Stock Option Plan (and / or) Agreement
                 ----------------------------------------------------------------------------------------------
                 NAME OF PROGRAM:    Rubicon Minerals Corporation Stock Option Plan
                 ----------------------------------------------------------------------------------------------
                 ----------------------------------------------------------------------------------------------
                 Stock Options Outstanding-- Opening Balance                                    3,072,000
                 ----------------------------------------------------------------------------------------------

                 Options Granted: (ADD)
                 ----------------------------------------------------------------------------------------------
                 ----------------------------------------------------------------------------------------------
                 Date of Grant Name of Optionee         Expiry       Exercise      # of Options Granted
                                                        Date         Price
                 ----------------------------------------------------------------------------------------------

                 ----------------------------------------------------------------------------------------------
                                                                     Subtotal
                                                                    -------------------------------------------

                 Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

                 ----------------------------------------------------------------------------------------------
                 Date of       Name of Optionee         Date of      Exercise         Number
                 Exercise                               Grant        Price
                 ----------------------------------------------------------------------------------------------
                 October 15/04 Minhas Sayani            October      0.87                          50,000
                                                        15/02
                 ----------------------------------------------------------------------------------------------
                 October 28/04 Elizabeth Monger         August 8/02  0.83                          10,000
                 ----------------------------------------------------------------------------------------------
                                                                     Subtotal                      60,000
                                                                    -------------------------------------------

                 Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

                 ----------------------------------------------------------------------------------------------
                 Date of       Name of Optionee         Date of      # Options     # Shares Issued*
                 Exercise /                             Grant        Canc.         (based on SAR Value)
                 Canc.
                 ----------------------------------------------------------------------------------------------

                 ----------------------------------------------------------------------------------------------

                 ----------------------------------------------------------------------------------------------
                                                                     Subtotal
                                                                    -------------------------------------------

                 *Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSX acceptance of the Plan. Please ensure all applicable changes are noted.

                 Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

                 ----------------------------------------------------------------------------------------------
                 Date of       Name of Optionee         Date of      Expiry        Exercise     Number
                 Canc. / Term                           Grant        Date          Price
                                                                                  --------------
                 ----------------------------------------------------------------------------------------------

                                                                                  --------------
                 ----------------------------------------------------------------------------------------------
                                                                                   Subtotal
                                                                                  -----------------------------

                 ----------------------------------------------------------------------------------------------
                 Stock Option Outstanding-- Closing Balance                        3,011,000
                 ----------------------------------------------------------------------------------------------

Form:1            Company Name:     Rubicon Minerals Corporation                 Stock Symbol:    RMX
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------

                 Reserved for Share Compensation Arrangements
---------------------------------------------------------------------------------------------------------------
D.               Shares Reserved (for Stock Option Plan)
                 ----------------------------------------------------------------------------------------------
                 NAME OF PROGRAM:   Rubicon Minerals Stock Option Plan             # of Shares     Balance
                 ----------------------------------------------------------------------------------------------
                 ----------------------------------------------------------------------------------------------
                 Opening Share Reserve Balance at beginning of period              6,318,415
                                                                                  -----------------------------
                 ----------------------------------------------------------------------------------------------
                 Additional shares Listed Pursuant to the Plan (ADD)
                 ----------------------------------------------------------------------------------------------
                 ----------------------------------------------------------------------------------------------
                 Stock Options Exercised (SUBTRACT)                                   60,000      6,258,415
                                                                                  -----------------------------
                 ----------------------------------------------------------------------------------------------
                 Stock Appreciation Rights (SUBTRACT)
                                                                                  ---------------
                 ----------------------------------------------------------------------------------------------
                 Closing Share Reserve Balance at end of period                    6,258,415
                 ----------------------------------------------------------------------------------------------

                  All information reported in this Form is for the month of
                  October            2004.

---------------------------------------------------------------------------------------------------------------
Filed on behalf of the Company by:
(please enter name and direct phone or email)
Name              Liz Monger, Manager Land and Compliance
                 ----------------------------------------------------------------------------------------------
                 ----------------------------------------------------------------------------------------------
Phone / Email    604-623-3333 / lizm@rubiconminerals.com
                 ----------------------------------------------------------------------------------------------
                 ----------------------------------------------------------------------------------------------
date             November 1, 2004
                 ----------------------------------------------------------------------------------------------